United States securities and exchange commission logo





                               January 21, 2022

       Donald Allan, Jr.
       Chief Financial Officer
       Stanley Black & Decker, Inc.
       1000 Stanley Drive
       New Britain, Connecticut 06053

                                                        Re: Stanley Black &
Decker, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2021
                                                            Response dated
December 21, 2021
                                                            File No. 001-05224

       Dear Mr. Allan, Jr.:

               We have reviewed your December 21, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 7, 2021 letter.

       Form 10-K for the Fiscal Year Ended January 2, 2021

       Financial Statements
       Notes to Consolidated Financial Statements
       Note J - Capital Stock, page 93

   1. We have considered the materiality analysis provided in your December 21, 2021 response letter
regarding the errors you identified related to the unit of account and using the treasury stock
method for earnings per share for the equity units. Based on the information and
analysis provided, we object to your conclusion that there is not a material misstatement
in the historical financial statements. Accordingly, please restate your historical
financial statements, including the Form 10-K for the fiscal year ended
                                                        January 2, 2021. Please
ensure the restated filings include transparent disclosure
                                                        describing each of the
errors, and clear disclosure about the control deficiencies that led to
 Donald Allan, Jr.
Stanley Black & Decker, Inc.
January 21, 2022
Page 2
         the material weakness in each of the amended filings.
       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameDonald Allan, Jr.                          Sincerely,
Comapany NameStanley Black & Decker, Inc.
                                                             Division of
Corporation Finance
January 21, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName